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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                    Pursuant to Rule 17f-2 [17 CRF 270.17f-2]
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  1. Investment Company Act File Number:             Date examination completed:

                                 811 - 00239                 January 28, 2003

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  2. State Identification Number:

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       AL            AK            AZ            AR            CA            CO
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       CT            DE            DC            FL            GA            HI
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       ID            IL            IN            IA            KS            KY
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       LA            ME            MD            MA            MI            MN
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       MS            MO            MT            NE            NV            NH
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       NJ            NM            NY            NC            ND            OH
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       OK            OR            PA            RI            SC            SD
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       TN            TX            UT            VT            VA            WA
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       WV            WI            WY            PUERTO RICO
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       Other (specify):

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  3. Exact name of investment company as specified in registration statement:

                             MCG Capital Corporation

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  4. Address of principal executive office (number, street, city, state, zip code):

             1100 Wilson Boulevard, Suite 3000, Arlington, VA 22209

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INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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            Report of Management on Compliance with Rule 17f-2 of the
                         Investment Company Act of 1940


January 28, 2003

Ernst & Young, LLP
8484 Westpark Drive
McLean, VA 22102

To Whom it May Concern:

     We, as members of management of MCG Capital Corporation (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 28, 2003, and from January 1, 2002 through January 28, 2003.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 28, 2003, and from January 1, 2002 through January 28, 2003, with respect to securities and similar investments reflected in the investment account of the Company.


MCG Capital Corporation

By:


/S/ Bryan J. Mitchell
_______________________________
Bryan J. Mitchell
Chief Executive Officer


/S/ Steven F. Tunney
_______________________________
Steven F. Tunney
President and Chief Operating Officer


/S/ Janet C. Perlowski
_______________________________
Janet C. Perlowski
Chief Financial Officer

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                        Report of Independent Accountants

To the Board of Directors of
MCG Capital Corporation

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that MCG Capital Corporation (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of January 28, 2003. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 28, 2003, and with respect to agreement of security purchases and sales, for the period from January 1, 2002 through January 28, 2003:

     . Count and inspection of all securities located in the vault of the Company in Arlington, VA, without prior notice to management;
     . Confirmation of all securities and similar investments held in book entry form by Riggs Bank N.A. and Wells Fargo Bank Minnesota;
     . Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company;
     . Agreement of five security purchases and five security sales or maturities during the period from January 1, 2002 through January 28, 2003 from the books and records of the Company to broker confirmations or to bank statements and borrower documentation when the purchase or sale was not executed by a broker.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that MCG Capital Corporation complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 28, 2003, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of MCG Capital Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                          /s/ Ernst & Young LLP

February 4, 2003